Exhibit 99.51

Ernst & Young LLP Pacific Centre 700 West Georgia Street PO Box 10101 Vancouver, BC V7Y 1C7	Tel: +1 604 891 8200 Fax: +1 604 643 5422 ey.com

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Goldmining Inc.

Change of Auditor Notice dated 30 August 2019

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc. The Board of Directors, Goldmining Inc.

A member firm of Ernst & Young Global Limited